Exhibit 99.1

CREDIT SUISSE

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Media Release

Credit Suisse AG Announces the Reverse Split of its UGAZ ETNs

NEW YORK, December 13, 2017-Credit Suisse AG announced today that it will implement a 1-for-10 reverse split of its VelocityShares™ 3x Long Natural Gas ETN (“UGAZ”), expected to be effective as of December 20, 2017.

The reverse split will be effective at the open of trading on December 20, 2017. UGAZ will begin trading on the NYSE Arca on a reverse split-adjusted basis on such date. Holders of units of UGAZ who purchased such units prior to December 20, 2017 will receive one reverse split-adjusted unit of UGAZ for every ten pre-reverse split units of UGAZ. In addition, such purchasers that hold a number of units of UGAZ not evenly divisible by ten will receive a cash payment for any fractional number of units remaining of UGAZ (the “partials”). The cash amount due on any partials is expected to be determined on December 27, 2017 based on the closing indicative value of UGAZ on such date and will be paid by Credit Suisse AG on or about January 2, 2018.

The closing indicative value of UGAZ on December 19, 2017 will be multiplied by ten to determine its reverse split-adjusted closing indicative value. Following the reverse split, UGAZ will have a new CUSIP but will retain its same ticker symbol.

The reverse split will affect the trading denominations of UGAZ but it will not have any effect on the stated principal amount of UGAZ, except that the aggregate stated principal amount of UGAZ will be reduced by the corresponding aggregate amount of any cash payments for “partials.”

None of the other exchange traded notes issued by Credit Suisse AG are affected by these announcements.

Reverse Split	Ticker Symbol	CUSIP / New CUSIP
VelocityShares™ 3x Long Natural Gas ETN due February 9, 2032	UGAZ	22539T324 / 22539T217

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com
Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,720 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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